UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                      ALFORD REFRIGERATED WAREHOUSES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    01542P107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                JAMES C. WILLIAMS
                                318 CADIZ STREET
                               DALLAS, TEXAS 75207
                                 (214) 426-5151
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                      JUNE 28, 1999 AND JULY 21, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  01542P107                                   Page   2   of   7   Pages
                                                            -----    -----
================================================================================
         1           NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     JOSEPH Y. ROBICHAUD
--------------------------------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
         3           SEC USE ONLY
--------------------------------------------------------------------------------
         4           SOURCE OF FUNDS*

                     N/A
--------------------------------------------------------------------------------
         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       [   ]
                     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
         6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
--------------------------------------------------------------------------------
                           7         SOLE VOTING POWER
     NUMBER OF
      SHARES                         - 0 -
   BENEFICIALLY          -------------------------------------------------------
     OWNED BY              8         SHARED VOTING POWER
       EACH
     REPORTING                       6,141,372
    PERSON WITH          -------------------------------------------------------
                           9         SOLE DISPOSITIVE POWER

                                     - 0 -
                         -------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                     6,141,372
--------------------------------------------------------------------------------
        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     6,141,372
--------------------------------------------------------------------------------
        12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                       [  ]
--------------------------------------------------------------------------------
        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     81.4%
--------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON*

                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  01542P107                                 Page    3    of   7   Pages
                                                          -------    -----
================================================================================
         1           NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     CASTOR CAPITAL CORPORATION
--------------------------------------------------------------------------------
         2           check the appropriate box if a member of a group* (a) [ X ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
         3           SEC USE ONLY
--------------------------------------------------------------------------------
         4           SOURCE OF FUNDS*

                     N/A
--------------------------------------------------------------------------------
         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(D) OR 2(E)                        [  ]
--------------------------------------------------------------------------------
         6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     Ontario, Canada
--------------------------------------------------------------------------------
                           7         SOLE VOTING POWER
     NUMBER OF
      SHARES                         - 0 -
   BENEFICIALLY          -------------------------------------------------------
     OWNED BY              8         SHARED VOTING POWER
       EACH
     REPORTING                       6,141,372
    PERSON WITH          -------------------------------------------------------
                           9         SOLE DISPOSITIVE POWER

                                     - 0 -
                         -------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                     6,141,372
--------------------------------------------------------------------------------
        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     6,141,372
--------------------------------------------------------------------------------
        12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                       [  ]
--------------------------------------------------------------------------------

        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     81.4%
--------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON*

                     CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  01542P107                                   Page   4   of   7   Pages
                                                            -----    -----
================================================================================
         1           NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     ROBICHAUD FAMILY TRUST
--------------------------------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
         3           SEC USE ONLY
--------------------------------------------------------------------------------
         4           SOURCE OF FUNDS*

                     N/A
--------------------------------------------------------------------------------
         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(D) OR 2(E)                        [   ]
--------------------------------------------------------------------------------
         6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     Canada
--------------------------------------------------------------------------------
                           7         SOLE VOTING POWER
     NUMBER OF
      SHARES                         - 0 -
   BENEFICIALLY          -------------------------------------------------------
     OWNED BY              8         SHARED VOTING POWER
       EACH
     REPORTING                       6,141,372
    PERSON WITH          -------------------------------------------------------
                           9         SOLE DISPOSITIVE POWER

                                     - 0 -
                         -------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                     6,141,372
--------------------------------------------------------------------------------
        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     6,141,372
--------------------------------------------------------------------------------
        12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*
                     [  ]
--------------------------------------------------------------------------------
        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     81.4%
--------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON*

                     OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer
                  -------------------

                  This statement relates to shares of the Common Stock (the "Shares") of Alford Refrigerated Warehouses, Inc., a Texas corporation (the "Company"). The principal executive office is located at 318 Cadiz Street, Dallas, Texas, 75207.

Item 2.           Identity and Background
                  -----------------------

                  (a) The persons filing this Schedule 13D are (i) Joseph Y. Robichaud, (ii) Castor Capital Corporation, a Texas corporation ("Castor") and
(ii) the Robichaud Family Trust (the "Trust"). Annexed as Exhibit 99.1, which is incorporated by reference herein, is an agreement among Mr. Robichaud, Castor and the Trust that this Schedule 13D is filed on behalf of each of them. The executive officers and directors of Castor are: J. Robichaud and K. Tomilson. The Trust is the sole shareholder of Castor, and Mr. Robichaud is the sole trustee of the Trust. The beneficiary of the Trust is Laura Robichaud.

                  (b) The business address of each of Mr. Robichaud, Castor and the Trust is 3500 Dufferin, Suite 300, Toronto, Ontario, Canada M3K 1N2.

                  (c) Mr. Robichaud's principal occupation is Chairman and CEO of Castor. Castor is a private corporation and is engaged primarily in the business of investing.

                  (d) During the last five years, none of Mr. Robichaud, Castor or the Trust has been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

                  (e) During the last five years, none of Mr. Robichaud, Castor, or the Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or it was subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect thereto.

                  (f) Mr. Robichaud is a Canadian citizen. Castor is an Ontario corporation.

Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------

                  Not applicable.

Item 4.           Purpose of Transaction
                  ----------------------

                  The purpose of Castor's sales was to diversify its holdings and to raise cash.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  (a) As a result of the disposition of 490,000 shares of Common Stock in private transactions, Castor owns 6,141,372 shares of Common Stock, or 81.4% of the outstanding Common Stock of the Company. The Trust, as the sole shareholder of Castor, and Mr. Robichaud, as trustee of the Trust, may be deemed beneficial owners of these shares.

                  (b) Castor has sole voting power and sole power to dispose of all of the Shares. Mr. Robichaud and the Trust, solely by their respective positions as trustee of the Trust and sole shareholder of Castor, may be deemed to have shared power to vote and to dispose of the Shares held by Castor.

                  (c) During the last 60 days, Castor has sold shares of the Company's Common Stock in private transactions, as follows:


        DATE                   NO. OF SHARES SOLD                PRICE PER SHARE

   June 23, 1999                     50,000                           $4.50
   June 28, 1999                     90,000                           $4.50
   July 21, 1999                    350,000                           $4.50

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares, other than the beneficiary of the Trust.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  --------------------------------------------------------------
                  Respect to Securities of the Issuer
                  -----------------------------------

                  None.

Item 7.           Material to Be Filed as Exhibits
                  --------------------------------

Exhibit 99.1 - Joint Filing Agreement







         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          JOSEPH Y. ROBICHAUD


               /s/ Joseph Y. Robichaud
               -----------------------------------------------------------------


Date:          CASTOR CAPITAL CORPORATION


                       /s/ Joseph Y. Robichaud
                       ---------------------------------------------------------
               By:     Joseph Y. Robichaud, Chairman and Chief Executive Officer


Date:          ROBICHAUD FAMILY TRUST


                       /s/ Joseph Y. Robichaud
                       ---------------------------------------------------------
               By:     Joseph Y. Robichaud, Trustee